UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

The Vita Coco Company, Inc.

(Name of Issuer)

Common Stock, par value of $0.01 per share

(Title of Class of Securities)

92846Q107

(CUSIP Number)

Michael Kirban, Co-Chief Executive Officer and Chairman

The Vita Coco Company, Inc.

250 Park Avenue South, 7th Floor

New York, NY 10003

(212) 208-0763

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92846Q107	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Verlinvest Beverages SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 20,602,363
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 20,602,363
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,602,363
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.84% (1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Based on 55,924,292 shares of common stock outstanding as of November 7, 2022 as stated in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the SEC on November 10, 2022.

CUSIP No. 92846Q107	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer The Vita Coco Company, Inc.

(b)	Address of Issuer’s Principal Executive Offices 250 Park Avenue South Seventh Floor New York, NY 10003

Item 2.

(a)	Name of Person Filing This Schedule 13G/A is being filed on behalf of the following reporting persons: (i) Verlinvest Beverages SA, a company incorporated in Belgium.

(b)	Address of the Principal Office or, if none, residence Place Eugène Flagey 18 1050 Ixelles, Belgium

(c)	Citizenship Belgium

(d)	Title of Class of Securities Common stock, par value $0.01 per share.

(e)	CUSIP Number CUSIP number 92846Q107 has been assigned to the shares of common stock of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “COCO.”

Item 3.

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
20,602,363

(b)	Percent of class:
36.84% (1)

CUSIP No. 92846Q107	13G	Page 4 of 5 Pages

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 20,602,363

	(ii)	Shared power to vote or to direct the vote
0

	(iii)	Sole power to dispose or to direct the disposition of
20,602,363

	(iv)	Shared power to dispose or to direct the disposition of 0

(1) Based on 55,924,292 shares of common stock outstanding as of November 7, 2022 as stated in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the SEC on November 10, 2022.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 92846Q107	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/13/2023
Date

Verlinvest Beverages SA

	/s/ Rafael Hulpiau		/s/ Axelle Henry
Name:	Rafael Hulpiau	Name:	Axelle Henry
Title:	Joint Proxy-Holder	Title:	Joint Proxy-Holder